Exhibit 99.1

 Integrated Developer, Owner and Operator of Renewable Energy Projects  Investors Presentation – May 2021

 General:The information contained in this presentation is subject to, and must be read in conjunction with, all other publically available information, including our Annual Report on Form 20-F for the year ended December 31, 2020, and other filings that we make from time to time with the SEC. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only based on such information as is contained in such public filings, after having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In making this presentation available, we give no advice and make no recommendation to buy, sell or otherwise deal in our shares or in any other securities or investments whatsoever. We do not warrant that the information is either complete or accurate, nor will we bear any liability for any damage or losses that may result from any use of the information.Neither this presentation nor any of the information contained herein constitute an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. No offering of securities shall be made in Israel except pursuant to an effective prospectus under the Israeli Securities Law, 1968 or an exemption from the prospectus requirements under such law.Historical facts and past operating results are not intended to mean that future performances or results for any period will necessarily match or exceed those of any prior year.This presentation and the information contained herein are the sole property of the Company and cannot be published, circulated or otherwise used in any way without our express prior written consent.Information Relating to Forward-Looking Statements:This presentation contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this presentation regarding our plans, the objectives of management and projections of results are forward-looking statements. Such forward looking statements include projected financial information. Such forward looking statements with respect to revenues,  earnings, performance, strategies, prospects and other aspects of the business of the Company are based on current expectations that are subject to risks and uncertainties, including risks relating to the ability to procure financing for such projects, delays in construction, inability to obtain permits, timely or at all and are based on the current government tariff and/or commercial agreements relating to each project and on the current or expected licenses and permits of each project. In addition, the details, including projections, concerning  projects that are under development or early stage development that are included in the presentation are based on the current internal assessments of the Company’s management and there is no certainty or  assurance as to the ability of the Company to advance or complete these projects as the advancement of such projects requires, among other things, approvals, land rights, permits and financing (both equity and project financing). The use of  certain words, including the words “estimate,” “project,” “intend,” “expect”, ”plan”, “believe,” “will” and similar expressions are intended to identify forward-looking statements within the meaning of the Private  Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements, including changes in the regulation and climate, inability to obtain financing required for the development and construction of projects, delays in the commencement of operations of the projects under development, limited scope of projects identified for future development, our inability to reach the milestones required under the conditional license of the Manara project, delays in the development and construction of other projects under development and the impact of the Covid-19 pandemic on the Company’s operations and projects, including in connection with steps taken by authorities in countries in which the Company operates, changes in the market prices of electricity and in demand, regulatory changes, changes in the supply and prices of resources required for the operation of the Company’s facilities (such as waste and natural gas) and in the price of oil, technical and other disruptions in the operations or construction of the power plants owned by the Company. These and other risks and uncertainties associated with our business are described in greater detail in the filings we make from time to time with SEC, including our Annual Report on Form 20-F. The forward-looking statements are made as of this date and we do not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.  2  Disclaimers

 Investor Highlights   Financial and technological expertiseRenewable energy as a long term, adaptable business                    3  Trusted by financial institutes and banks  From development to operation  Active in various markets and locations  Ongoing growth with conservative leverage ratios  Public company traded in TASE & NYSE American for 1270M NIS

           Our Vision    To be ahead of the curve in green energy generation and storage technologies.  To be a profitable and sustainable business based on enhanced financing strategies and advanced technological expertise.  To provide comprehensive solutions, from development to operation, enabling a stable supply of renewable energy from varied sources.  To protect the environment and benefit society by providing clean and cheap energy from renewable sources.    4

Our Objectives

Energy Revolution as a Long-Term, Profitable Business



Continuous growth

Growing our renewable energy and power generation activities – from development to operation – in Europe and Israel.

Constant cash flow

Creating continuous cash flow from various assets in diverse renewable energy and energy storage applications.

Monetary Policy

Maintaining relatively low leverage ratios and monetary strength.

ellomay
CAPITAL LIMITED
5

Business Development Roadmap

2018

Talasol, Spain –
Signed a PPA for 80% of the expected output

Talasol entered financing agreements with Deutsche Bank and EIB

Commercial operation of second Biogas Project in the Netherlands

2019

Acquired remaining 49% of NL Biogas Projects

Sold 49% of Talasol

Financial closing and start construction in Talasol

Sold 22.6 MW Italian PV portfolio with expected profit of ~ 19Mil €

Executed 2 Framework Agreements for the Development of 515 MW PV Projects in Italy

2020

Talasol connection to the grid December 2020

Won 20 MW PV + storage in a quota tender process published by the Israeli Electricity Authority
Project includes:
40 MWH DC power
80 MWH buttery storage

Acquired Gelderland biogas project in the Netherlands, with a permit to produce ~ 7.5 million Nm3 per year and actual production capacity of ~ 9.5 million Nm3 per year

2021

Financial closing Manara Pump Storage Project (PSP) February 2021

Manara PSP, Notice to proceed to the EPC contractor April 2021

28 MW PV project, Spain
Limited notice to proceed February 2021
Notice to proceed expected May 19, 2021

20 MW PV in Italy expected to be ready for construction
439 MW PV in Italy in advanced development stage

ellomay
CAPITAL LIMITED

6

Financial Forecast (in million of Euro)



90
80
70
60
50
40
30
20
10
0
Expected construction 48 MW PV (*)
Expected construction 178 MW PV (*)
Expected construction 301 MW PV
Expected construction 332 MW PV
Revenues
Net Profit
Adjusted EBITDA
Adjusted FFO

	2021 (E)	2022 (E)	2023 (E)	2024 (E)
Revenues	**47-50**	**55-58**	**75-78**	**85-89**
Adjusted EBITDA	**26-27**	**33-34**	**48-50**	**55-58**
Adjusted FFO	**14-15**	**19-20**	**30-31**	**35-36**
Net Profit	**3**	**5-6**	**11**	**12-13**

See Appendix A for reconciliation and disclosure regarding the use of non-IFRS financial measures

- The PV Plant located in Talmei Yosef, Israel is presented under the fixed asset model and not under the financial asset model as per IFRIC 12.
- Including the Company's share in Dorad. The Company's share in Dorad is presented based on expected distributions of profits and not on the basis of equity gain using the equity method.
- The Talasol PV plant's expected revenues, Adjusted EBITDA and Adjusted FFO include minority holdings.
- Adjusted FFO is presented after projects and corporate financing and tax expenses.

* There may be a transition of approximately 70 MW from 2022 to 2021

The forecast presented herein differs from the forecast previously published by the Company mainly due to a shift in the projected commencement dates of projects under development from mid-year to the consecutive year.

ellomay CAPITAL LIMITED

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                 Development Projects – Growth  8  Early Stage Development 850 MW  Under Advanced Development 479 MW  Italy+ Spain - aggregated 850 MW PV   Israel - 40 MW PV + Storage.  Under / Ready for Construction 204 MW  Connected to the grid 416 MW  Dorad Power Station  156 MW Manara Cliff, Pumped Storage   Italy - 439 MW PV   Italy - 20 MW PV Spain - 28 MW PV  Biogas - Netherlands;  PV - Spain & Israel;   For 100% holding other than Dorad for which only the Company’s share is presented.

   Diverse Green Energy Infrastructure          Development, Construction, Operation     Solar Energy | PV  9   Waste to Energy | Bio Gas   Clean Energy | Natural Gas   Energy Storage | Pumped Storage

 10  Projects Summary (EUR Millions)  Projects  %Ownership  License  MW  Expected Distribution in 2021  Expected Annual Revenues in 2021  Expected Annual Adjusted EBITDA in 2021  Expected Adjusted Annual FFO in 2021  Expected Debt as of December 31, 2021  Expected interest on bank loans payment in 2021  Expected Cash flow in 2021  Connected to the grid and operating                      Spain – Talasol  51%    300 MW     23-25 (*)   17-18 (*)   11 (*)   130 (*)   3.7 (*)  4.0 (*)  Spain – 4 PV  100%  2041  7.9 MW    2.9  2.0  1.5  14.4  0.4  0.5  Israel – Talmei Yosef (1)  100%  2033  9 MW    4.2  3.6  2.8  16  0.8  1.0  The Netherlands  100%  2031  19 MW baseload equal to 1,800 m3/h gas production    13  4.0  3.6  14  0.4  2.0  Israel – Dorad (based on 2020reports) (2)  ~9.4%  2034  860 MW (the company’s share is ~ 80 MW)  3.0  57  13  -  -  -  3.0  Total Installed      416 MW                (1) The PV Plant located in Talmei Yosef, Israel is presented under the fixed asset model and not under the financial asset model as per IFRIC 12(2) The figures represent the Company’s share  See Appendix A for reconciliation and disclosure regarding the use of non-IFRS financial measures  * For 100% holding. The Company’s share is 51%

 Projects Summary (EUR Millions)    %Ownership  License  MWp/ MWp/h  Expected Annual Revenues    Under / Reay for Construction                        Spain PV  11  100%  Expected production start: 2022  28 MW  Israel – Manara Cliff  83.34 %  Expected production start: 2026  156 MW  Under Development  Israel – PV + Storage  100%  Expected production start: 2023  40 MW  Italy PV  100%  Expected productionstart: 2021-2023  439 MW  Early stage development Italy + Spain  100%  850 MW  Total Under Development  1,329 MW  * On an average basis for 100% holding. The Company’s share is 83.34%  Projects  Expected Annual EBITDA   2.4   67 (*)  30 (*)  2    204 MW  Total Under / Ready for Construction    Italy PV  100%  Expected production start: 2022  20 MW   1.8 (**)   1.3 (**)  The Company will be required to raise additional funds in order to fulfill its development plans.  ** On an average basis

 Waste-to-Energy (Biogas) Projects  12  EUR Millions  2021 (E)  2022 (E)  2023 (E)  Revenues    15  15  Cost of Sale    -6.8  -6.8   Gross Margin    8.2  8.5  Opex    -3.1  -3  Ebitda  4  5.1  5.3  Interest on bank loans  -0.4  -0.4  -0.4  Taxes on income  -  -  -  Adjusted FFO    4.7  4.9  See Appendix C for reconciliation and disclosure regarding the use of non-IFRS financial measures  13  -6.4  6.6  -2.6  3.6

Israel - Manara Cliff - Pumped storage project

Total storage capacity ~ 1900 MWh

Ownership:
Ellomay Capital Ltd. - 83.34 %
AMPA Investments Ltd. - 16.66% *

Plant type:
1 pumped hydro storage plant

Location:
Manara Cliff - Israel

Expected Capacity:
156 MW

Expected Cost:
EUR 390M

Notice To Proceed (NTP):
April 2021

Expected Revenues **:
~ 67M EUR

Expected EBITDA:**
~ 30M EUR



* Sheva Mizrakot Ltd. Holds 25% of the Manara project. 66.67% of Sheva Mizrakot is owned by Ampa Investments Ltd. (representing 16.66% of the Manara project) and the remaining 33.33% are indirectly owned by the Company (representing 8.34%).

** On an average annual basis

13

Spain – Talasol *

Acquired:
2017

Plant type:
1 PV plant

Location:
Talaván, Cáceres, Spain

Capacity:
300 MW

Starting power production:
Q4/2020

Final Cost:
227M EUR

Expected Annual Revenue:
EUR 23-25M



Business strategy and timeline:

June 2018: METKA – procurement and engineering agreement	June 2018: PPA agreement, 80% for 10 years	July 2018: Interest hedging GOLDMAN SACHS	December 2018: Financing from DEUTSCHE BANK and EIB –EUR 131 Million	April 2019: Sold 49% of Talasol Equity for EUR 16.1 M and start of construction	December 2020: Connection to the grid

* Forecast is provided for 100% holding (the Company's share is 51%)

ellomay
CAPITAL LIMITED

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   Talasol 300 MW PV Plant          Connection lines within the project  Evacuation line construction  15  Grid ConnectionDecember 2020

   Framework Agreements for the Development of 1209, MW PV Projects in Italy  Expected Capacity:  Expected power production:  Expected Cost:  1,209 MW  20 MW – 2021  665 MIL EUR    178 MW – 2022      261 MW – 2023      332 MW – 2024418 MW – 2025    Location:Italy    Signed:2020    Plant type:Multi PV plants    16  *There may be a transition of about 70 MW from 2022 to 2021

   Tender winning date  July 14, 2020  Location  Israel  Total installed capacity (MWh) –DC*  40  Total installed capacity (MWh, Calc.) –AC*  20  % of electricity through battery  19.7%  Expected annual power production (MW)  72,771  Expected construction cost  NIS 160 M  Tariff (Ag)  19.90  License operation period (years)  23  * This capacity may include more then one project        -9.83%  -38.38%  -16.40%  -53.57%  0.00%-10.00%-20.00%-30.00%-40.00%-50.00%-60.00%  2020 2022 2024 2026 2028  2030  Panels and batteries cumulative expenses drop *    Panels    batteries  * Source: Bloomberg  PV + Storage in Israel  17

 Key Balance Sheet Figures  18  December 31,2017    % Of BS  December 31,2018  % Of BS  December 31,2019  % Of BS  December 31,2020  % Of BS  Cash and cash equivalent, deposits and marketable securities  26,124  13%  39,014  18%  53,197  17%  76,719  17%  Financial Debt*  106,515  54%  117,435  56%  164,904  53%  280,893  61%  Financial Debt, net*  80,391  41%  78,421  37%  111,707  36%  204,174  44%  Property, plant and equipment net (mainly in connection with PV Operations)  78,837  40%  87,220  41%  114,389  37%  264,095  57%  Investment in Dorad  30,820  16%  28,161  13%  33,561  11%  32,234  7%  CAP*  184,015  93%  194,392  92%  272,470  88%  405,919  88%  Total equity  77,500  39%  76,957  36%  107,566  35%  125,026  27%  Total assets  198,088  100%  211,160  100%  310,172  100%  460,172  100%  * See Appendix B for calculations  (EUR thousands)

 Key Financial Ratios    December 31 ,2017  December 31 ,2018  December 31,2019  December 31,2020  Financial Debt to CAP *  58%  60%  61%  69%  Financial Debt, net to CAP *  44%  40%  41%  50%  * See Appendix B for calculations  Strong Balance Sheet, Sufficient Liquidity      19

       Summary  Renewable energy industry enjoys favorable business prognosis and supportive regulation  Competitive pricing, no need for governmentalsubsidizing  High segmental and  geographic diversity. Revenue  not dependent on a specific  project  Long term agreements reduce demand market risk  Value based financing policy with relatively low leverage, high capital and investment ratios  Continuous growth.  Sustainable, proven business  experience                  20  20

   Renewable energy is an ongoing, worldwide sustainable economy trend, with an ever growing production and consumption of green energy.  Renewable Energy Market and Business Environment  1.http://www.brinknews.com/eu-2020-renewable-energy-goals-on-track/2.http://appsso.eurostat.ec.europa.eu/nui/show.do?dataset=nrg_ind_ren&lang=en3.https://www.irena.org//media/Files/IRENA/Agency/Publication/2018/Jul/IRENA_Renewable energy_highlights_July_2018.pdf? la=en&hash=F0E22210DEB43512673D6A573C1879F10CFC41D0  4. https://trilemma.worldenergy.org/  [1]    01  21  Renewable energy EU goal for 2020: 20%of energy mix[1]  03  EU produces 20.23% of the world’s renewable energy[3]  02  Currently 17%in 28 member states[2]  04  The EU holds nine of the top 10 spots in the terms of energy security in the global rankings[4]

 22  Israel - Renewable Energy Production Goals            5.00%  10%  20%  30%  35.00%30.00%25.00%20.00%15.00%10.00%5.00%0.00%  2025  2030  2.26%Actually produced  Expected to increased to 25-30% by 2030  2020  2014

 The Photo-Voltaic effect enables conversion of light into electricity using semiconductors.  IEA:PV expected todoubleuntil 2023  The Photo-Voltaic Market Overview    https://www.iea.org/renewables2018/  ©OECD/IEA  Bioenergy                Solar Thermal  23  Hydropower  Geothermal  Wind  Marine  Solar PV  Renewable energy consumption by technology, 2017-2023

 Waste-to-Energy Market Overview  Biogas is a renewable energy source, produced by fermentation of organic matter.  Expected CAGR 2018-2024 is 6%*          Number of biogas plants per 1 Mio capita in European countries in 2017  28.43  30.14  31.95  33.87  35.9  38.05  40.33   2017 2018 2019 2020 2021 2022 2023  136.1  1  53  5.8  19.9  11.1  4.2  8.0  8.2  25.912  * https://www.statista.com/statistics/480452/market-value-of-waste-to-energy-globally-projection/ http://european-biogas.eu/2019/02/01/eba-annual-report-2019/

 Waste-to-Energy Market Overview  Biogas is a renewable energy source, produced by fermentation of organic matter.  Expected CAGR 2018-2024 is 6%*          Number of biogas plants per 1 Mio capita in European countries in 2017  28.43  30.14  31.95  33.87  35.9  38.05  40.33  2017 2018 2019 2020 2021 2022 2023* https://www.statista.com/statistics/480452/market-value-of-waste-to-energy-globally-projection/ http://european-biogas.eu/2019/02/01/eba-annual-report-2019/  136.1  24  53  5.8  19.9  11.1  4.2  8.0  8.2  25.912

 The Pumped Hydro Storage method stores energy in the form of gravitational potential energy of water, pumped from a lower elevation reservoir to a higher elevation.  365/24/7Energy storage enables power delivery all day and all year round.  Pumped Hydro Storage Market Overview  https://www.gminsights.com/industry-analysis/pumped-hydro-storage-market              2017:worth over USD 300 Billion  25  2024:Cumulative installationis set to exceed 200 GW

THANK YOU

For further Info:
Ran Fridrich, CEO: ranf@ellomay.com
Kalia Weintraub, CFO: kaliaw@ellomay.com

www.ellomay.com

ellomay
CAPITAL LIMITED

Appendix A – Adjusted EBITDA and Adjusted FFO

Use of NON-IFRS Financial Measures

Adjusted EBITDA and Adjusted FFO are non-IFRS measures. EBITDA is defined as earnings before financial expenses, net, taxes, depreciation and amortization and FFO (funds from operations) is calculated by adding tax and financing expenses to EBITDA. The Company uses the terms "Adjusted EBITDA" and "Adjusted FFO" to highlight the fact that the Company presents the revenues from the Talmei Yosef PV plant under the fixed asset mode and not under IFRIC 12, presents its share in Dorad based on distributions of profit and not on the basis of equity gain using the equity method and deducts the profit from the sale of its Italian PV portfolio in the calculation of Adjusted EBITDA. The Company presents these measures in order to enhance the understanding of the Company's operating performance and to enable comparability between periods. While the Company considers these non-IFRS measures to be important measures of comparative operating performance, these non-IFRS measures should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. These non-IFRS measures do not take into account our commitments, including capital expenditures and restricted cash and, accordingly, are not necessarily indicative of amounts that may be available for discretionary uses. In addition, Adjusted FFO does not represent and is not an alternative to cash flow from operations as defined by IFRS and is not an indication of cash available to fund all cash flow needs, including the ability to make distributions. Not all companies calculate Adjusted EBITDA or Adjusted FFO in the same manner, and the measures as presented may not be comparable to similarly-titled measures presented by other companies. Our actual Adjusted EBITDA and Adjusted FFO may not be indicative of our historic operating results; nor is it meant to be predictive of potential future results. The Company uses these measures internally as performance measures and believes that when these measures are combined with IFRS measures they add useful information concerning the Company's operating performance. A reconciliation between measures on an IFRS and non-IFRS basis is provided in this slide.

Reconciliation of Net Income to Adjusted EBITDA & Adjusted FFO (in € millions)

	2021 (E)	2022 (E)	2023 (E)	2024 (E)
Net income for the period, adjusted as set forth in the notes below	3	5-6	11	12-13
Interest on bank loans and others	13	14	16-17	17-18
Taxes on income	~ 0	1	3	5
Depreciation	10-11	13	18-19	21-22
Adjusted EBITDA	26-27	33-34	48-50	55-58
Interest on bank loans and others paid in cash	(12)	(13)	(15-16)	(16-17)
Taxes on income	(~ 0)	(1)	(3)	(5)
Adjusted FFO	14-15	19-20	30-31	34-36

- The PV Plant located in Talmei Yosef, Israel is presented under the fixed asset model and not under the financial asset model as per IFRIC 12.
- The company's share in Dorad is presented based on distributions of profits and not on the basis of equity gain using the equity method.
- The expected revenues, Adjusted EBITDA and FFO of the Talasol PV plant include minority holdings.
- Adjusted FFO is presented after projects and corporate financing and tax expenses.

ellomay
CAPITAL LIMITED

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Appendix B – Leverage Ratios

Use of NON-IFRS Financial Measures

The Company defines Financial Debt as loans and borrowings plus debentures (current liabilities) plus finance lease obligations plus long-term bank loans plus debentures (non-current liabilities), Financial Debt, Net as Financial Debt minus cash and cash equivalent minus investments held for trading minus short-term deposits and CAP as equity plus Financial Debt. The Company presents these measures in order to enhance the understanding of the Company's leverage ratios and borrowings. While the Company considers these measures to be an important measure of leverage, these measures should not be considered in isolation or as a substitute for long-term borrowings or other balance sheet data prepared in accordance with IFRS as a measure of leverage. Not all companies calculate these measures in the same manner, and the measure as presented may not be comparable to similarly-titled measures presented by other companies.

Calculation of Leverage Ratios (in € thousands)

	As of December 31, 2017	As of December 31, 2018	As of December 31, 2019	As of December 31, 2020
Current liabilities				
Current maturities of long term bank loans	€ (3,103)	€ (5,864)	€ (4,138)	€ (10,232)
Current maturities of long term loans	€ -	€ -	€ -	€ (4,021)
Debentures	€ (4,644)	€ (8,758)	€ (26,773)	€ (10,600)
Non-current liabilities				
Finance lease obligations	€ (3,690)	€ -	€ -	€ -
Long-term bank loans	€ (42,091)	€ (60,228)	€ (40,805)	€ (134,520)
Other long-term loans	€ -	€ -	€ (48,377)	€ (49,396)
Debentures	€ (52,987)	€ (42,585)	€ (44,811)	€ (72,124)
Financial Debt (A)	**€ (106,515)**	**€ (117,435)**	**€ (164,904)**	**€ (280,893)**
Less:				
Cash and cash equivalents	€ 23,962	€ 36,882	€ 44,509	€ (66,845)
Marketable Securities	€ 2,162	€ 2,132	€ 2,242	€ (1,761)
Short term deposits	€ -	€ -	€ -	€ (8,113)
Financial Debt, net (B)	**€ (80,391)**	**€ (78,421)**	**€ (118,153)**	**€ (212,287)**
Total equity (C)	€ (77,500)	€ (76,957)	€ (107,566)	€ (125,026)
Financial Debt (A)	€ (106,515)	€ (117,435)	€ (164,904)	€ (280,893)
CAP (D)	**€ (184,015)**	**€ (194,392)**	**€ (272,470)**	**€ (405,919)**
Financial Debt to CAP (A/D(	58%	60%	61%	69%
Financial Debt, net to CAP (B/D)	44%	40%	43%	50%

ellomay
CAPITAL LIMITED

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Appendix C – Biogas EBITDA and Adjusted FFO

Use of NON-IFRS Financial Measures

EBITDA and Adjusted FFO are non-IFRS measures. EBITDA is defined as earnings before financial expenses, net, taxes, depreciation and amortization and FFO (funds from operations) is calculated by adding tax and financing expenses to EBITDA. The Company uses the term "Adjusted FFO" to highlight the fact that the financing expenses presented in the calculation of Adjusted FFO exclude interest on inter-company loans. The Company presents these measures in order to enhance the understanding of the Company's bio gas operations and to enable comparability between periods. While the Company considers these non- IFRS measures to be important measures of comparative operating performance, these non-IFRS measures should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. These non-IFRS measures do not take into account our commitments, including capital expenditures and restricted cash and, accordingly, are not necessarily indicative of amounts that may be available for discretionary uses. In addition, Adjusted FFO does not represent and is not an alternative to cash flow from operations as defined by IFRS and is not an indication of cash available to fund all cash flow needs, including the ability to make distributions. Not all companies calculate EBITDA or Adjusted FFO in the same manner, and the measures as presented may not be comparable to similarly-titled measures presented by other companies. The Company uses these measures internally as performance measures and believes that when these measures are combined with IFRS measures they add useful information concerning the Company's operating performance. A reconciliation between measures on an IFRS and non-IFRS basis is provided in this slide.

Reconciliation of Biogas Net Income to EBITDA & Adjusted FFO (in € millions)

	2021 (E)	2022 (E)	2023 (E)
Net Income for the period	0.4	1.4	1.6
Financing Expenses, net	1.3	1.3	1.3
Taxes on Income	-	-	-
Depreciation	2.3	2.4	2.4
Ebitda	4	5.1	5.3
Interest on bank loans	-0.4	-0.4	-0.4
Taxes on Income	-	-	-
Adjusted FFO	3.6	3.8	4

ellomay CAPITAL LIMITED

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